Proxy Voting Message for 9/30/10 Statements
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As a mutual fund shareholder, you have the right to vote periodically on certain aspects of the funds' operations, management and strategy.

By now, you should have received a proxy package that details these proposals and allows you to vote on them. We are required to receive approval from a certain percentage of all shareholders before proposals can become effective. If we don't receive your proxy card, we may call you to solicit your opinion.

We realize you may be quite busy, but spending a minute to vote will avoid the need for a phone call and help us keep fund expenses down. If you have any questions, please feel free to contact your financial advisor or Broadridge, our proxy solicitation firm, at 1-866-451-3783.